Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Darling International Inc.:
We consent to the use of our reports dated March 16, 2006, with respect to the consolidated balance sheets of Darling International Inc. and subsidiaries as of December 31, 2005 and January 1, 2005, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2005, and the related financial statement schedule, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, and the effectiveness of internal control over financial reporting as of December 31, 2005, incorporated herein by reference, and to the reference to our firm under the heading “Experts” in the registration statement. Our report on the consolidated financial statements refers to a change in the method of accounting for redeemable preferred stock in 2003.
Our report dated March 16, 2006, on management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2005, expresses our opinion that the Company did not maintain effective internal control over financial reporting as of December 31, 2005, because of the effect of a material weakness on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states that the following material weakness has been identified and included in management’s assessment as of December 31, 2005: As a result of its evaluation of the Company’s internal control over financial reporting, management identified a material weakness. Specifically, management concluded that the Company’s review of certain state tax credits was not sufficient to ensure that it was probable that such benefits would be sustained.
/s/ KPMG LLP
Dallas, TX
April 3, 2006